Invest in Solstar Space Company

Pioneering the technology to create a 'space wide web'

SOLSTARSPACE.COM SANTA FE NEW MEXICO

Infrastructure Software Aerospace Space Iot





The commercial space industry is growing, and while other companies are focusing on building spacecraft, we identified a gap in the market for secure space communications. We want to satisfy our customer's needs by providing them with reliable connections to people and their valuable assets in space from take off to landing.

M. Brian Barnett Founder & CEO @ Solstar Space Company

Why you may want to invest in us...

1. We enable 24/7 secure, economical, convenient, two-way, internet-based communications with every "thing" in space.

2. Solstar Space Company harnesses the power of the very best existing infrastructure to facilitate constant communication with space assets.

3. Solstar's tech has been proven on three spaceflights including the 1st commercial WiFi hotspot & Tweet from space.

4. In 2017, Solstar was competitively selected to receive a small business Phase I contract with NASA to develop a preliminary design for a commercial router on the International Space Station.

5. Signed a Space Act Agreement with NASA to test our internet and wi-fi technologies in space.

6. Founder has 30+ years of experience in the commercial space industry, starting his career with 6 years at NASA 1987-1993.

7. Proprietary technology.

8. Solstar Space Company's Schmitt Space Communicator has been accessioned into the Smithsonian's National Air and Space Museum's collection.

Why investors ♥ us

WE'VE RAISED $507,460 SINCE OUR FOUNDING



I flew on the Space Shuttle three times in the 1980s. I like Solstar because with a reliable internet connection, researchers and technicians on the ground can expand their ability to control hardware and software in space as companies like Blue Origin and SpaceX take flight. With the kind of Wi-Fi Solstar wants to make available, they can be virtually there. I would put it in these terms: There are unique aspects of space travel — absence of gravity, infinite vacuum, the views we don't have under this filter of atmosphere — and turning those things to human benefit and use is up to the human imagination. Solstar's services would have been very helpful for me as a commercial astronaut on the Space Shuttle.

Charlie Walker
World's First Commercial Astronaut and Solstar Advisor

Our team

AND OUR MAJOR ACCOMPLISHMENTS



M. Brian Barnett
Founder & CEO
As a serial entrepreneur, I have invested and risked millions of my own money

starting, growing, closing, and re-building technology companies. I will be honest/wise steward of our investors' money.

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Mark Matossian
Co-Founder
Operations executive, business process re-engineering, contract negotiations, PhD in operations and aerospace engineer with 25 years in Silicon Valley; long time executive for Google.

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Michael Potter
Co-founder
Sr Fellow-International Inst. of Space Commerce, award-winning film director, Entrepreneur, Social Enterprise Advisor; Successful exit with European Telecom venture as President. Philanthropist.

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In the news



Downloads

📄 ISPCS Pitch public.pdf
📄 Solstar Pitch Deck Feb 2020 1 .pdf

Solstar Provided the First Commercial WiFi in Space



We flew our Schmitt Space Communicator SC-1x prototype onboard Blue Origin's rocket 'New Shepard' on April 29th, and again on July 18, 2018. On the rocket's ascent, a Tweet sent via the onboard Solstar WiFi equipment connected to our satellites, and became the first commercial Tweet posted from space. Both times we were able to demonstrate our WiFi hot spot service inside the crew capsule that can be used by WiFi-enabled payloads and payload specialists. We made history, and our Schmitt Space Communicator has been accessioned into the Smithsonian's National Air and Space Museum's collection.

Solstar Team with New Shepard Crew Capsule Celebrating First Commercial Wi-Fi in Space (photo courtesy of Blue Origin)

Space WiFi is Extremely Complicated

Space WiFi is Extremely Complicated


YOU MIGHT THINK, "OF COURSE, THERE'S INTERNET ACCESS IN SPACE. WHAT DO THE ASTRONAUTS USE?"
WELL, THEY USE INFRASTRUCTURE PROVIDED BY THE GOVERNMENT, WHICH WILL BE TOTALLY INADEQUATE TO MEET THE BURGEONING DEMAND AS WE BECOME A SPACEFARING CIVILIZATION. THAT'S WHERE SOLSTAR SPACE CO. COMES IN, AND WE HAVE THE DISTINCTION OF FACILITATING THE FIRST COMMERCIAL TWEET FROM ORBIT.

There's a reason why none of the new commercial space companies have developed their own onboard WiFi yet - the technology is really complex. It's not just functionality of the equipment, but also the calibrations necessary to connect a rapidly-moving rocket to satellites.

No company has the billion-dollar infrastructure of NASA that allows them to easily communicate with Earth. But this technology is massively important for the future of commercial space travel. It will make experiments, planning, and basic travel infinitely easier. As space travel becomes more popular, this communication will be vital to safe, widespread interstellar trips.



This is where our founder, Brian Barnett, comes in. As a 30-year veteran of the commercial space industry who started his career at NASA, he's one of the few people on the planet qualified to lead the charge on this ambitious technology. This photo is of Brian on the Space Shuttle in 1991.

Because there are only a few commercial space companies in the U.S., this experience is crucial to our success. Brian has built the relationships necessary to get in the door with these companies -- plus the technical expertise to deliver on those relationships.



Solstar CEO M. Brian Barnett with NASA Administrator Jim Bridenstine (March 2020)

Let's Connect Earth to Space Together

Dear Investors,

We at Solstar are very enthused to offer this opportunity to raise further investment on Wefunder. We had a successful raise in 2018-2019, and we have made tremendous progress

because of your investment. With your generous support, in 2019 we achieved many of the goals we set out to accomplish. We filled in our management team, we continued to grow our business relationships with NASA, suppliers, and commercial space customers, we had a very extensive social media and marketing campaign, and we extended our market presence internationally. Recently, we have had an overwhelming number of requests from people like you who share our vision, and want to be a part of our journey to build a Space Wide Web. So, we have decided to pursue another raise.

We are at an inflection point in the history of commercial space industry. Billions of dollars or private investment are flowing into the commercial space industry because of the vast opportunities to develop space resources. To do this, communications is key. That is why Solstar is leading the effort to provide commercial space communications, and there is no other company with the experience, know-how, and international network to make this happen.


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Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

As more and more people and things are flown into outer space, astronauts need to be able to communicate to Earth in a modern and convenient manner using smartphones and computers. Likewise, as more people on Earth fly more things like experiments, small satellites, and machines into space, they need a way to monitor their space-based assets real-time from their handheld devices. Space makes the spaceflight communications experience as seamless and secure as possible.

Where will your company be in 5 years? ⌄

Solstar aims to be the Internet Service Provider (ISP) of choice in Earth Orbit and beyond. Our purpose is to make communication, experiments, and travel easier. We aim to prove our effectiveness to NASA and multiple commercial space companies to build Solstar into an internationally recognized brand that will be an attractive acquisition for the rapidly-growing private space race.

Why did you choose this idea? ⌄

The commercial space industry is growing, and while other companies are focusing on building spacecraft, we identified a gap in the market for secure space communications. We want to satisfy our customer's needs by providing them with reliable connections to people and their valuable assets in space from take off to landing.

What is Solstar? ⌄

Solstar is revolutionizing the way we communicate in space by bringing commercial WiFi to payloads and people in space for the first time. In essence, we are helping space-based assets like satellites and commercial manned spacecraft better communicate with people and sites on Earth through satellites. The commercial space industry lacks a simple space-to-ground communications solution, and everything has traditionally been government based. So NASA is turning to the commercial industry to provide solutions. Solstar's solution is a high-speed, reliable, and easy to use space communications platform leveraging existing billion-dollar commercial satellite communications networks. We have proven our technology on three spaceflights in partnership with NASA, sending the first commercial Tweet from space; a huge milestone in commercial space history (our Schmitt Space Communicator is now at the Smithsonian's Air & Space Museum!). All we have to do now is scale to meet the needs of our customers in this rapidly developing industry.

How did your company begin? ⌄

Solstar was created to meet this new need in space communications. More commercial payloads are flying in space today than ever before. They lack effective communications in flight and in space to the ground. We are providing that. We are bringing commercial access for the Internet Of Things to spaceflight. Solstar is the culmination of a 30-year professional career. CEO M. Brian Barnett started and built companies in the commercial satellite communications market for 21 years. He started his first satellite communications company in 1999 (Satwest). The company was one of the first to specialize in providing internet communications for commercial and government aircraft, including NATO and Fortune 500 companies. This led to developing the technology to provide communications to people and things in space. Solstar Space Company was founded in 2017 to meet a new market developing for this service. And we've already had major success. People who are flying experiments in space are excited about using our service. There is particular interest in our WiFi and Bluetooth from the younger generation of payloaders who represent the part of our customer base that will drive our revenues. We are also in a good position to ride the growth of space tourism. Commercial rocket companies have announced publicly they plan to fly the first people into space very soon, as soon as this year. Solstar is very well positioned to service that market.

Why is there an immediate need for this? ⌄

First of all, NASA is getting out of the satellite communications business as their TDRSS

satellites are retired. NASA has announced they will not build any more government satellites and are looking to the private sector to provide communications going forward. This is very similar to how they contracted with commercial rocket companies to replace the Space Shuttle. NASA is now turning to acquire commercial satellite communications services from companies like Solstar. We already have customers and successful test flights in hand. There is an immediate and growing need for our services. More commercial payloads are flying in space today than ever before and even more are scheduled to fly. Nearly all of them need our service. Government payloads use government communications assets. Commercial assets need their own networks to meet IOT demand, cyber security, IP concerns, data rates, and more. Solstar is a lot more accessible for commercial customers on the ground and we're at an economical price for the first time ever. We're first to market. We also believe individuals going to space will want to communicate back to people on Earth in real time. We know there are more and more commercial uses of the international space station and they want to be able to communicate back to earth as well as other commercial assets that are going to be in space. Suborbital flights need communications in flight too. Developing those markets and letting them know there is an alternative to existing communication means, which are fairly restrictive and limited, is going to be an important part of this whole sales and marketing activity.

Why is it so difficult for a commercial space company to develop wifi technology on their own? ⌄

They are focused on their goals, flying into space safely and back. They are experts at this. We are experts in space communications and have spent over a decade developing the underlying technology to provide the services.   Our customers have satellites and payloads, which are flying anywhere from 3,000 to 17,000 miles an hour at 500 miles to 22,000 miles up. You have to figure out how to connect two spacecraft, to provide internet-based services and telephone service. That is very, very difficult to make happen. There is definitely some rocket science involved. But that is what Solstar does using our proprietary technology.

Why is this the problem you decided to solve? ⌄

NASA's TDRS communications satellites are aging and are being retired. Therefore, NASA is in the process of transitioning to use commercial satellite services. Solstar is in the prime position to provide these services to NASA and University, International, and commercial customers. Solstar Space Company is meeting a market need. It's true rocket science at the cutting edge of the new frontier.

Why do you see the biggest opportunity here in internet access as opposed to the variety of moving pieces that have to come together for commercial space? ⌄

Where others are focused on building the rockets, literally investing billions, we in turn are focused on the niche of providing communications for their payloads and passengers. Space is the cutting edge of technology, and in turn it is the cutting edge in terms of application of the Internet of Things to payloads and data for communications. More data will be coming from space than ever before and the bulk of this is commercial. It is a gap in the market that we intend to fill.

How are you able to simulate the service on the ground? ⌄

We flew two successful test flights on Blue Origin's New Shepard launch vehicle from their West Texas Launch Site. It worked beautifully. We sent the first Tweet from space over commercial infrastructure via our WiFi in April 2018 and repeated the test successfully in July 2018. To be successful in the space industry, you must conduct simulations on the ground before you fly into space. This is what I used to do at NASA when I worked in astronaut crew training and operations. We must have gone through 50 simulations on the ground in order to make our 2018 flights successful.

How do you make money? ⌄

Solstar is part internet service provider and part aerospace company. We're a service company, so we charge for airtime and data; we have a subscription-based revenue model. We'll do it in a couple different ways. One is similar to when you're flying on airplanes and you pay for WiFi service during your flight. Solstar will charge the customer for use of our hotspot in space. Most of our customers will be on Earth, who will use our apps to gain access to their space-based assets for a fee. We can't yet disclose what we'd charge a specific customer like passengers or equipment on a private rocket. We'll either charge you by the flight or by how much data you use over a month.

How expensive is internet in space? ⌄

The market will set the price. There are many variables that go into pricing. What we can say is that we provide premium services at the highest level of customer service.

What about potential competition? How quickly could someone catch up to you and decide to provide this very same service? ⌄

Good ideas always attract competition. But Solstar knows how to complete and we believe in our business model. In fact, our main competitor closed its doors in late 2019 because their business model was way too expensive to work. We predicted that would likely happen. We have our intellectual property and successful test flights under our belt. Barriers to entry are time and effort- Solstar's management team has been in the mobile satellite services industry for more than 20 years. We've already put that in and understand what is needed next. Our technology is already proven in space. None of our competitors

have done anything like this yet. However, we take nothing for granted and we aim to compete fiercely.

What is your company's sales cycle? ⌄

Sales cycles in the traditional aerospace industry can be pretty long. Fortunately for us, we already have customers, that we have developed over many years, which can help to shorten that sales cycle going forward. For instance, we have been awarded a Space Act Agreement with NASA where they've paid our transportation costs to space for three space flights. That allows us to work with existing launch companies.
The other really important point here is that the billions of dollars of private money coming into the commercial space market is creating fast-developing opportunities and we are right there with them to meet their needs.

What is the status of the overall commercial space industry? ⌄

We're at the very beginning of a rapid growth in the commercial space industry. The commercial space industry today generates over $300 billion in annual revenues, and it is continuing to grow with this new segment of the industry. Our technology can be used here and in the larger industry itself. We are still exploring the implications.
Companies like Solstar will succeed even during a pandemic because space development and exploration are good for all humankind. The pandemic is showing that science-based solutions are imperative to solving societal problems that cross borders, and are key to assuring our planet is sustainable. During pandemics, we need leaders to pull us through challenging times and bring us to better things on the other side. Solstar is one of those leading companies.

What could potentially go wrong that worries you the most? ⌄

It is literal rocket science. We need to ensure that our technology works flawlessly and supports our customers when they most need it. My concern is that the market will grow so fast we can't keep up. We need resources to grow the team to meet the potential demand.

Why are you uniquely capable of making this business a success? ⌄

We have an experienced team. There are many areas of what we are doing that requires a specific batch of experience. Our management team covers all those bases. We set really important and challenging milestones, and we achieve those. We know what needs to be done and can do it. Then we have young people that are coming on board. We're getting interest from young people who want to be a part of building the business. Now we just need the resources.

What are you raising money for? ⌄

In a broad sense, these funds will be for sales and product development. The funds will enable us to create and close deals, and to make critical advancements to our software apps and our space communicator products for suborbital and orbital applications. It's all sales, product development, and filling out our management team.